Supplemental Material for Financial Results for FY2008 Third Quarter
                                 (Consolidated)

                                                                                                               (U.S. GAAP)
                                                                                                               -----------
-----------------------------------------------------------------------------------------------------------------------   ---------
                         FY2007                                                      FY2008
                         -------------------------------------------------           ----------------------------------
                               (Note 1)                  (Note 1) (Note 1) FY2007           (Note 1)                       FY2008
                         --------------           ---------------                    ----------------                     Prospects
                           1Q       2Q      1st      3Q      4Q       2nd   12 mos.     1Q       2Q       1st      3Q       ending
                                           Half                      Half    ended                       Half             March 31,
                                                                           March 31,                                         2008
                                                                             2007
------------------------------------------------------------------------------------ ----------------------------------   ---------
Vehicle Production
(thousands of units)      2,000   1,957    3,957    2,092   2,131    4,223    8,180    2,090    2,004    4,094   2,201
   --------------------------------------------------------------------------------- ----------------------------------
   (Japan) - including
    Daihatsu & Hino       1,231   1,219    2,450    1,319   1,331    2,650    5,100    1,239    1,190    2,429   1,358

       [Daihatsu]        [  197] [  197] [   394] [   208] [  213]  [  421] [   815]  [  194] [   182] [   376] [  197]

       [Hino]            [   26] [   26] [    52] [    22] [   26]  [   48] [   100]  [   26] [    27] [    53] [   28]
   --------------------------------------------------------------------------------- ----------------------------------
   (Overseas) -
   including Daihatsu
   & Hino                   769     738    1,507      773     800    1,573    3,080      851      814    1,665     843

       [Daihatsu]        [    4] [    9] [    13] [    13] [   14]  [   27] [    40]  [   17] [    17] [    34] [   19]

       [Hino]            [    -] [    -] [     -] [     -] [    -]  [    -] [     -]  [    -] [     -] [     -] [    -]
       ----------------------------------------------------------------------------- ----------------------------------
        North America       314     276      590      286     329      615    1,205      340      306      646     300
       ................................................................................................................
            Europe          187     162      349      183     177      360      709      184      157      341     183
       ................................................................................................................
             Asia           184     189      373      194     188      382      755      220      237      457     241
       ................................................................................................................
        Latin America        37      40       77       37      33       70      147       38       41       79      40
       ................................................................................................................
            Oceania          18      33       51       33      33       66      117       35       42       77      39
       ................................................................................................................
            Africa           29      38       67       40      40       80      147       34       31       65      40
------------------------------------------------------------------------------------ ----------------------------------  ----------
Vehicle Sales
(thousands of units)      2,091   2,054    4,145    2,155   2,224    4,379    8,524    2,162    2,139    4,301   2,281       8,930
   --------------------------------------------------------------------------------- ----------------------------------  ----------
   (Japan) -
   including Daihatsu
   & Hino                   543     530    1,073      541     659    1,200    2,273      500      506    1,006     541       2,180

       [Daihatsu]        [  140] [  136] [   276] [   132] [  179] [   311] [   587]  [  140] [   128] [   268] [  129]     [  550]

       [Hino]            [   11] [   17] [    28] [    10] [   13] [    23] [    51]  [    9] [    13] [    22] [   11]     [   40]
   --------------------------------------------------------------------------------- ----------------------------------  ----------
   (Overseas) -
   including Daihatsu
    & Hino                1,548   1,524    3,072    1,614   1,565    3,179    6,251    1,662    1,633    3,295   1,740       6,750

       [Daihatsu]        [   38] [   47] [    85] [    50] [   49] [    99] [   184]  [   52] [    52] [   104] [   51]     [  220]

       [Hino]            [   13] [   11] [    24] [    12] [   14] [    26] [    50]  [   16] [    15] [    31] [   17]     [   70]
       ----------------------------------------------------------------------------- ----------------------------------  ----------
        North America       747     717    1,464      764     714    1,478    2,942      762      735    1,497     756       2,970
       ................................................................................................................  ..........
            Europe          308     281      589      306     329      635    1,224      333      302      635     308       1,260
       ................................................................................................................  ..........
             Asia           193     189      382      204     203      407      789      222      230      452     241         970
       ................................................................................................................  ..........
        Latin America        67      75      142       79      63      142      284       77       82      159      91         320
       ................................................................................................................  ..........
            Oceania          64      67      131       68      69      137      268       70       70      140      74         300
       ................................................................................................................  ..........
            Africa           66      79      145       84      75      159      304       77       75      152      85         340
       ................................................................................................................  ..........
          Middle East       102     114      216      107     110      217      433      120      136      256     183         590
       ................................................................................................................  ..........
            Others            1       2        3        2       2        4        7        1        3        4       2
------------------------------------------------------------------------------------ ----------------------------------  ----------
Total Retail Unit
Sales
(thousands of units)      2,208   2,252    4,460    2,200   2,345    4,545    9,005    2,365    2,336    4,701   2,316
------------------------------------------------------------------------------------ ----------------------------------  ----------
Housing Sales (units)     1,001   1,592    2,593    1,352   1,862    3,214    5,807      853    1,412    2,265   1,195
------------------------------------------------------------------------------------ ----------------------------------  ----------

      Supplemental Material for Financial Results for FY2008 Third Quarter
                                 (Consolidated)

                                                                                                              (U.S. GAAP)
                                                                                                              -----------


-----------------------------------------------------------------------------------------------------------------------   ----------
                       FY2007                                                         FY2008
                       -------------------------------------------------             -----------------------------------
                             (Note 1)                  (Note 1)   (Note 1) FY2007           (Note 1)                        FY2008
                       --------------         ------------------                     -------------------                   Prospects
                         1Q       2Q     1st       3Q       4Q       2nd    12 mos.      1Q       2Q      1st       3Q       ending
                                        Half                        Half     ended                       Half              March 31,
                                                                           March 31,                                          2008
                                                                             2007
------------------------------------------------------------------------------------ -----------------------------------   ---------
Foreign Exchange Rate                                                                                                          as
                                                                                                                            premise:
   Yen to US Dollar
   Rate                  115      116      115      118      119       119      117       121      118      119      113        114
   ------------------------------------------------------- ------------------------- -----------------------------------   ---------
   Yen to Euro Rate      144      148      146      152      156       154      150       163      162      162      164        161
---------------------------------------------------------- ------------------------- -----------------------------------   ---------
Market Share (Japan)                                                                                                   approximately

   Toyota (excluding
   Mini-cars)(%)        46.5     43.0     44.7     47.5     46.2      46.8     45.8      46.1     44.8     45.4     47.7        46%
   ------------------------------------------------------- ------------------------- -----------------------------------   ---------
   Toyota, Daihatsu
   and Hino
   (including
   Mini-cars) (%)       41.8              40.7     42.3                        41.5      42.1              41.7     43.4
------------------------------------------------------------------------------------ -----------------------------------   ---------
Number of Employees                    295,992                              299,394                     309,797      (Note 2)
------------------------------------------------------------------------------------ -----------------------------------   ---------
Net Sales (billions
of yen               5,638.1  5,833.7 11,471.8  6,146.5  6,329.7  12,476.2 23,948.0   6,522.6  6,489.6 13,012.2  6,709.9   25,500.0
   --------------------------------------------------------------------------------- -----------------------------------   ---------
   Geographical
   Segment
     ------------------------------------------------------------------------------- -----------------------------------
            Japan    3,422.3  3,588.0  7,010.3  3,806.2  3,998.8   7,805.0 14,815.3   3,662.9  3,653.9  7,316.8  3,984.8
     ...................................................................................................................
      North America  2,181.6  2,163.0  4,344.6  2,378.1  2,307.0   4,685.1  9,029.7   2,510.9  2,399.0  4,909.9  2,369.8
     ...................................................................................................................
           Europe      832.3    850.3  1,682.6    883.7    975.8   1,859.5  3,542.1   1,019.0  1,001.6  2,020.6    983.1
     ...................................................................................................................
            Asia       484.6    540.1  1,024.7    561.9    639.0   1,200.9  2,225.6     720.1    785.2  1,505.3    811.2
     ...................................................................................................................
           Others      453.1    515.4    968.5    511.1    443.1     954.2  1,922.7     559.7    569.2  1,128.9    641.2
     ...................................................................................................................
       Elimination  -1,735.8 -1,823.1 -3,558.9 -1,994.5 -2,034.0  -4,028.5 -7,587.4  -1,950.0 -1,919.3 -3,869.3 -2,080.2
   --------------------------------------------------------------------------------- -----------------------------------
   Business Segment
     ------------------------------------------------------------------------------- -----------------------------------
         Automotive  5,187.6  5,296.6 10,484.2  5,665.7  5,778.1  11,443.8 21,928.0   6,014.3  5,925.3 11,939.6  6,180.4
     ...................................................................................................................
         Financial
          Services     284.6    314.8    599.4    334.3    366.8     701.1  1,300.5     378.6    406.7    785.3    391.7
     ...................................................................................................................
          All Other    295.0    347.2    642.2    310.5    371.0     681.5  1,323.7     293.0    321.0    614.0    333.6
     ...................................................................................................................
         Elimination  -129.1   -124.9   -254.0   -164.0   -186.2    -350.2   -604.2    -163.3   -163.4   -326.7   -195.8
------------------------------------------------------------------------------------ ----------------------------------   ----------
Operating Income
(billions of yen)      512.4    581.0  1,093.4    574.7    570.5   1,145.2  2,238.6     675.4    596.7  1,272.1    601.5    2,300.0

   (Operating Income
    Ratio)(%)         (  9.1)  ( 10.0) (   9.5)  (  9.4)  (  9.0)  (   9.2)  (  9.3)   ( 10.4) (   9.2) (   9.8)  (  9.0)   (   9.0)
   --------------------------------------------------------------------------------- -----------------------------------   ---------
   Geographical
   Segment
     ------------------------------------------------------------------------------- -----------------------------------
            Japan      293.0    391.4    684.4    383.5    389.3     772.8  1,457.2     396.6    376.7    773.3    389.4
     ...................................................................................................................
       North America   140.1    110.4    250.5     99.1    100.0     199.1    449.6     160.2     93.9    254.1     63.6
     ...................................................................................................................
           Europe       36.5     29.5     66.0     34.8     36.5      71.3    137.3      38.5     29.8     68.3     34.0
     ...................................................................................................................
            Asia        30.0     31.3     61.3     28.1     28.2      56.3    117.6      49.6     67.1    116.7     64.3
     ...................................................................................................................
           Others       15.9     20.2     36.1     31.0     16.4      47.4     83.5      38.6     33.1     71.7     49.9
     ...................................................................................................................
         Elimination    -3.1     -1.8     -4.9     -1.8      0.1      -1.7     -6.6      -8.1     -3.9    -12.0      0.3
   --------------------------------------------------------------------------------- -----------------------------------
   Business Segment
     ------------------------------------------------------------------------------- -----------------------------------
         Automotive    459.4    532.7    992.1    524.1    522.6   1,046.7  2,038.8     622.1    559.5  1,181.6    567.8
     ...................................................................................................................
         Financial
         Services       47.7     32.2     79.9     41.3     37.3      78.6    158.5      48.3     29.5     77.8     20.9
     ...................................................................................................................
          All Other      5.2     15.8     21.0      8.1     10.5      18.6     39.6       4.1      6.0     10.1     11.8
     ...................................................................................................................
         Elimination     0.1      0.3      0.4      1.2      0.1       1.3      1.7       0.9      1.7      2.6      1.0
------------------------------------------------------------------------------------ -----------------------------------   ---------
Income before taxes
(billions of yen)      554.6    611.5  1,166.1    615.9    600.5   1,216.4  2,382.5     739.0    623.2  1,362.2    652.7    2,450.0

   (Income before
    taxes Ratio)(%)   (  9.8)  ( 10.5) (  10.2)  ( 10.0)  (  9.5)  (   9.7) (   9.9)   ( 11.3) (   9.6) (  10.5)  (  9.7)  (    9.6)
------------------------------------------------------------------------------------ -----------------------------------   ---------
Equity in Earnings
of Affiliated
Companies

   (billions of  yen)   56.2     33.2     89.4     66.1     54.0     120.1    209.5      81.8     63.3    145.1     79.1
------------------------------------------------------------------------------------ -----------------------------------   ---------
Net Income
(billions of yen)      371.5    405.7    777.2    426.7    440.1     866.8  1,644.0     491.5    450.9    942.4    458.6    1,700.0

   (Net Income
    Ratio) (%)        (  6.6)  (  7.0) (   6.8) (   6.9)  (  7.0)  (   6.9) (   6.9)   (  7.5) (   6.9) (   7.2)  (  6.8)  (    6.7)
------------------------------------------------------------------------------------ -----------------------------------   ---------

      Supplemental Material for Financial Results for FY2008 Third Quarter
                                 (Consolidated)

                                                                                                                (U.S. GAAP)
                                                                                                                -----------


------------------------------------------------------------------------------------  -----------------------------------  ---------
                          FY2007                                                      FY2008
                          ----------------------- -------------------------           ----------------------------------
                                (Note 1)                  (Note 1) (Note 1) FY2007           (Note 1)                       FY2008
                          --------------          ----------------                    ------------------                   Prospects
                            1Q       2Q     1st       3Q      4Q       2nd   12 mos.     1Q       2Q      1st       3Q       ending
                                           Half                       Half    ended                      Half              March 31,
                                                                            March 31,                                         2008
                                                                              2007
------------------------------------------------------------------------------------  ----------------------------------   ---------
Research &
Development
(billions of yen)          207.9   185.3    393.2    229.0   268.5    497.5    890.7    229.0    217.3    446.3   246.8        940.0
------------------------------------------------------------------------------------  ----------------------------------   ---------
Depreciation                                                                                                           (Note 3)
(billions of yen)          225.9   229.3    455.2    233.2   258.6    491.8    947.0    242.9    260.7    503.6   244.5      1,020.0
   ---------------------------------------------------------------------------------  ----------------------------------   ---------
   Geographical Segment
   ---------------------------------------------------------------------------------  ----------------------------------   ---------
            Japan          146.3   148.8    295.1    142.2   155.2    297.4    592.5    144.8    156.3    301.1   145.2        630.0
     ...................................................................................................................   .........
        North America       38.4    35.9     74.3     43.9    47.1     91.0    165.3     44.3     46.1     90.4    44.3        190.0
     ...................................................................................................................   .........
           Europe           20.0    22.5     42.5     22.2    24.8     47.0     89.5     24.2     26.5     50.7    24.3         90.0
     ...................................................................................................................   .........
            Asia            13.2    14.0     27.2     15.5    19.2     34.7     61.9     19.8     20.7     40.5    20.2         65.0
     ...................................................................................................................   .........
           Others            8.0     8.1     16.1      9.4    12.3     21.7     37.8      9.8     11.1     20.9    10.5         45.0
------------------------------------------------------------------------------------  ----------------------------------   ---------
Capital Expenditures                                                                                                   (Note 3)
(billions of yen)          325.8   346.0    671.8    325.9   484.9    810.8  1,482.6    254.0    371.6    625.6   360.7      1,500.0
   ---------------------------------------------------------------------------------  ----------------------------------   ---------
   Geographical Segment
   ---------------------------------------------------------------------------------  ----------------------------------   ---------
            Japan          158.6   183.2    341.8    173.1   300.4    473.5    815.3    135.7    214.9    350.6   207.9        800.0
     ...................................................................................................................   .........
       North America        92.2    77.5    169.7     67.9    81.7    149.6    319.3     68.1     91.1    159.2    71.7        400.0
     ...................................................................................................................   .........
           Europe           23.1    24.3     47.4     26.3    46.0     72.3    119.7     15.6     26.1     41.7    41.1        110.0
     ...................................................................................................................   .........
            Asia            28.3    48.1     76.4     35.9    29.3     65.2    141.6     22.6     22.8     45.4    25.3        110.0
     ...................................................................................................................   .........
           Others           23.6    12.9     36.5     22.7    27.5     50.2     86.7     12.0     16.7     28.7    14.7         80.0
------------------------------------------------------------------------------------  ----------------------------------   ---------
Total Liquid Assets
(billions of yen)                         4,023.3                            4,264.0                    4,497.2      (Note 4)
------------------------------------------------------------------------------------  -----------------------------------  ---------
Free Cash Flow
(billions of yen)                           522.3                            1,003.4                      291.5      (Note 5)
------------------------------------------------------------------------------------  -----------------------------------
Total Assets
(billions of yen)       28,743.3         30,047.8 31,016.8                  32,574.7  34,184.7         33,890.6  34,499.7
------------------------------------------------------------------------------------  -----------------------------------
Shareholders'
Equity
(billions of yen)       10,452.9         10,994.5 11,270.7                  11,836.1  12,285.2         12,381.2  12,497.3
------------------------------------------------------------------------------------  -----------------------------------
Return on Equity (%)        14.1             14.4     15.3                      14.7      16.3             15.6      14.7
------------------------------------------------------------------------------------  -----------------------------------
Return on Asset (%)          5.2              5.3      5.6                       5.4       5.9              5.7       5.4
------------------------------------------------------------------------------------  ------------------------------------- --------

------------------------------------------------------------------------------------  ------------------------------------ ---------
Number of
Consolidated
Subsidiaries                                  528                                522                        525
------------------------------------------------------------------------------------  ----------------------------------
Number of
Affiliates Accounted
for Under the
Equity Method                                  56                                 56                         56
------------------------------------------------------------------------------------  ----------------------------------   ---------


------------------------------------------------------------      ------------------------------------------------------------------
  Contributing Factors to                                         Cautionary Statement with Respect to Forward-Looking Statements
   Operating Income
                            Consolidated      Unconsolidated
  FY2008 3Q (billions of                                          This report contains forward-looking statements that reflect
   yen, approximately)                                            Toyota's plans and expectations. These forward-looking
------------------------------------------------------------      statements are not guarantees of future performance and
Marketing Efforts                  100.0        30.0              involve known and unknown risks, uncertainties and other
------------------------------------------------------------      factors that may cause Toyota's actual results, performance,
Cost Reduction Efforts              40.0        30.0              achievements or financial position to be materially
   ---------------------------------------------------------      different from any future results, performance, achievements
   From Engineering                 20.0        20.0              or financial position expressed or implied by these
   ---------------------------------------------------------      forward-looking statements. These factors include: (i)
   From Manufacturing and                                         changes in economic conditions and market demand affecting,
    Logistics                       20.0        10.0              and the competitive environment in, the automotive markets
------------------------------------------------------------      in Japan, North America, Europe and other markets in which
Effects of Changes in                                             Toyota operates; (ii) fluctuations in currency exchange
 Exchange Rates                    -20.0       -20.0              rates, particularly with respect to the value of the
------------------------------------------------------------      Japanese yen, the U.S. dollar, the Euro, the Australian
Increases in Expenses              -93.2       -61.4              dollar and the British pound; (iii) Toyota's ability to
------------------------------------------------------------      realize production efficiencies and to implement capital
                                                                  expenditures at the levels and times planned by management;
                                                                  (iv) changes in the laws, regulations and government
                                                                  policies in the markets in which Toyota operates that affect
                                                                  Toyota's automotive operations, particularly laws,
                                                                  regulations and government policies relating to trade,
                                                                  environmental protection, vehicle emissions, vehicle fuel
                                                                  economy and vehicle safety, as well as changes in laws,
                                                                  regulations and government policies that affect Toyota's
                                                                  other operations, including the outcome of future litigation and other legal proceedings; (v) political instability in
                                                                  the markets in which Toyota operates; (vi) Toyota's ability to timely develop and achieve market acceptance of new
                                                                  products; and (vii) fuel shortages or interruptions in
                                                                  transportation systems, labor strikes, work stoppages or
                                                                  other interruptions to, or difficulties in, the employment of labor in the major markets where Toyota purchases
                                                                  materials, components and supplies for the production of its products or where its products are produced, distributed or sold.

                                                                  A discussion of these and other factors which may affect
                                                                  Toyota's actual results, performance, achievements or
                                                                  financial position is contained in Toyota's annual report on
                                                                  Form 20-F, which is on file with the United States
                                                                  Securities and Exchange Commission.
                                                                  ------------------------------------------------------------------